SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.    )*

Cougar Biotechnology, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

222083107
(CUSIP Number)

April 3, 2006
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/    /  Rule 13d-1(b)
/ X /  Rule 13d-1(c)
/    /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of the Stock of the Issuer reported herein is 377,448 shares, which constitutes approximately 7.6% of the 4,946,808 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 4,607,105 shares outstanding.

CUSIP No. 222083107

1.     Name of Reporting Person:

           BBT Fund, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Cayman Islands

                         5.     Sole Voting Power:  22,270
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  22,270
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          222,695 (1)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 4.6% (2)

12.     Type of Reporting Person: PN
--------------
(1)  Includes 200,425 shares of Common Stock that may be acquired upon the conversion of 200,425 shares of the Issuer's Series A Preferred Stock (the "Preferred Stock").
(2)  Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 4,807,530 shares of the Stock outstanding.

CUSIP No. 222083107

1.     Name of Reporting Person:

           CAP Fund, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Cayman Islands

                         5.     Sole Voting Power:  10,946
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  10,946
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          109,460 (1)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 2.3% (2)

12.     Type of Reporting Person: PN
--------------
(1)  Includes 98,514 shares of Common Stock that may be acquired upon the conversion of 98,514 shares of the Issuer's Series A Preferred Stock (the "Preferred Stock").
(2)  Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 4,705,619 shares of the Stock outstanding.

CUSIP No. 222083107

1.     Name of Reporting Person:

           SRI Fund, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Cayman Islands

                         5.     Sole Voting Power:  4,529
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  4,529
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          45,293 (1)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 1.0% (2)

12.     Type of Reporting Person: PN
--------------
(1)  Includes 40,764 shares of Common Stock that may be acquired upon the conversion of 40,764 shares of the Issuer's Series A Preferred Stock (the "Preferred Stock").
(2)  Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 4,647,869 shares of the Stock outstanding.

Item 1(a).     Name of Issuer.

The name of the issuer is Cougar Biotechnology, Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

The principal executive offices of the Issuer are located at 10990 Wilshire Boulevard, Suite 1200, Los Angeles, California 90024.

Item 2(a).     Names of Persons Filing.

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13G Statement on behalf of BBT Fund, L.P., a Cayman Islands limited partnership ("BBT"), CAP Fund, L.P., a Cayman Islands limited partnership ("CAP") and SRI Fund, L.P., a Cayman Islands limited partnership ("SRI"), the "Reporting Persons." Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"):  BBT Genpar, L.P., a Texas limited partnership ("BBT Genpar"), BBT-FW, Inc., a Texas corporation ("BBT-FW"), CAP Genpar, L.P., a Texas limited partnership ("CAP Genpar"), CAP-FW, Inc., a Texas corporation ("CAP-FW"), SRI Genpar, L.P., a Texas limited partnership ("SRI Genpar") and Sid R. Bass ("Bass").  The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

The address of the principal business office or residence of BBT, CAP and SRI is Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands.

The address of the principal business office or residence of BBT Genpar, BBT-FW, CAP Genpar, CAP-FW, SRI Genpar and Bass is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

Item 2(c).      Citizenship.

All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

This Schedule 13G Statement relates to the Common Stock, par value $0.001 per share, of the Issuer (the "Stock").

Item 2(e).     CUSIP Number.

The CUSIP number of the Stock is 222083107.

Item 3.     Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).

Item 4.     Ownership.

(a) - (b)

Reporting Persons

BBT

The aggregate number of shares of the Stock that BBT owns beneficially, pursuant to Rule 13d-3 of the Act, is 222,695, which constitutes approximately 4.6% of the 4,807,530 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

CAP

The aggregate number of shares of the Stock that CAP owns beneficially, pursuant to Rule 13d-3 of the Act, is 109,460, which constitutes approximately 2.3% of the 4,705,619 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

SRI

The aggregate number of shares of the Stock that SRI owns beneficially, pursuant to Rule 13d-3 of the Act, is 45,293, which constitutes approximately 1.0% of the 4,647,869 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

Controlling Persons

BBT Genpar

Because of its position as the managing general partner of BBT, BBT Genpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 222,695 shares of the Stock, which constitutes approximately 4.6% of the 4,807,530 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

BBT-FW

Because of its positions as the sole general partner of BBT Genpar and of SRI Genpar, BBT-FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 267,988 shares of the Stock, which constitutes approximately 5.5% of the 4,848,294 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

CAP Genpar

Because of its position as the managing general partner of CAP, CAP Genpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 109,460 shares of the Stock, which constitutes approximately 2.3% of the 4,705,619 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

CAP-FW

Because of its position as the sole general partner of CAP Genpar, CAP-FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 109,460 shares of the Stock, which constitutes approximately 2.3% of the 4,705,619 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

SRI Genpar

Because of its position as the managing general partner of SRI, SRI Genpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 45,293 shares of the Stock, which constitutes approximately 1.0% of the 4,647,869 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

Bass

Because of his positions as (i) the sole director and stockholder of BBT-FW and (ii) the sole director and stockholder of CAP-FW, Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 377,448 shares of the Stock, which constitutes approximately 7.6% of the 4,946,808 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

BBT

Acting through its managing general partner, BBT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 22,270 shares of the Stock.

CAP

Acting through its managing general partner, CAP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 10,946 shares of the Stock.

SRI

Acting through its managing general partner, SRI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 4,529 shares of the Stock.

Controlling Persons

BBT Genpar

As the managing general partner of BBT, BBT Genpar has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 22,270 shares of the Stock.

BBT-FW

As the sole general partner of BBT Genpar and of SRI Genpar, BBT-FW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 26,799 shares of the Stock.

CAP Genpar

As the managing general partner of CAP, CAP Genpar has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 10,946 shares of the Stock.

CAP-FW

As the sole general partner of CAP Genpar, CAP-FW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 10,946 shares of the Stock.

SRI Genpar

As the managing general partner of SRI, SRI Genpar has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 4,529 shares of the Stock.

Bass

Because of his positions as (i) the sole director and stockholder of BBT-FW and (ii) the sole director and stockholder of CAP-FW, Bass has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 37,745 shares of the Stock.

Item 5.     Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

This Schedule 13G Statement is being filed on behalf of each of the Item 2 Persons pursuant to Rules 13d-1(c) and 13d-1(k)(1)(iii).  The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

Item 9.     Notice of Dissolution of Group.

Not Applicable.

Item 10.     Certification.

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:     April 13, 2006

BBT FUND, L.P.

By: BBT Genpar, L.P., managing general partner

  By:   BBT-FW, Inc., general partner

     By: /s/ William O. Reimann, IV
           William O. Reimann, IV, Vice President

CAP FUND, L.P.

By: CAP Genpar, L.P., managing general partner

  By:   CAP-FW, Inc., general partner

     By: /s/ William O. Reimann, IV
           William O. Reimann, IV, Vice President

SRI FUND, L.P. By: SRI Genpar, L.P., managing general partner By: BBT-FW, Inc., general partner By: /s/ William O. Reimann, IV William O. Reimann, IV, Vice President